TECHNOLOGY TO ASSURE THE INFINITE RELIABILITY OF RENEWABLE ENERGY

infiniRel
TRANSFORM ENERGY

101 Cooper St. #6
Santa Cruz, CA 95060
Bert.Wank@infiniRel.com
408-912-2600
https://www.infiniRel.com

INDUSTRY
Renewable Energy / EV

TECHNOLOGIES
IoT / A.I., Machine Learning

BUSINESS MODEL
Service-Level Agreements

TARGET MARKETS
1. Solar Inverter O&M ($5B TAM)
2. Energy Storage ($20B TAM)
3. Future: E-mobility ($100B TAM)

CUSTOMERS
- Renewable Asset Owners
- Energy Service Providers (ESPs)
- O&M Service Companies

PARTNERS
Sandia National Laboratories
Infiswift (Machine Learning, Cloud)
Tech Futures Group

COMPETITION
PVguard (acq'd by Skytron)
Inverter mfg. (Huawei, SMA, PE)
Omnidian & Power Factors

STATUS
☑ U.S. and EU patents granted
☑ Proof-of-Concept, paid field test

FINANCING
$260,388 convertible notes to date
$405,000 prizes, grants, vouchers
2022: $1M - pilot tests & revenue
2023: $15M - production & launch
Forecast:
2025: profitable in 1H2025
2026: $160M revenue, >30% ARRs
Exit options: NovaSource, ENEL

AWARDS
- American-Made Solar (DoE)
- California Energy Commission
- Cleantech Open
- Start-Up Monterey Bay

infiniRel solves the #1 profitability threat for producers of renewable energy, by increasing inverter uptime while cutting costs for O&M in half.

The Problem The explosive growth of the global solar industry has created an aging fleet of out-of-warranty inverters which are at the heart of solar plants. Nine out of ten issues relate to maintenance of inverters, which randomly fail in large numbers without warning, causing up to 500% of budget overruns and supply chain failures. If an average solar plant under-performs by only 6.3%, the renewable asset owners loses 40% of profits. They force O&M companies to reduce costs. O&M responds by reducing maintenance scope, which leads to a death spiral as more inverters fail.

The Opportunity Our $1 billion target market (by 2025) uniquely focuses on maintenance of power electronics (inverter), the #1 issue for a solar plant operator. Battery energy storage, e-mobility applications, and other forms of renewable energy production offer future upside markets because their success also depends on reliable power electronics.

Our Solution Our IoT-enabled and AI-powered real-time service model is similar to an electrocardiogram (EKG), that measures the heartbeat signature of a patient. Our proprietary data and algorithms, combined with Machine Learning, uniquely predict and mitigate failures by timely intervention. Repairs cost a fraction of replacements after failure, and reduce maintenance costs by 50%, and downtime events by 75%.

Go-To Market Plan We have a binding agreement for pilot testing at a global ESP, 3 additional LOIs, and a signed commission agreement with a solar project developer. Performance demonstrations drive initial project revenues through consultative selling and convert into multi-year Service Level Agreements. Our O&M partners promote our services throughout the inverters' lifecycles to hundreds of global ESPs, while we compound revenues with the 10X growth forecasts of our clients.

Our Team Our executives are veterans from the energy, semiconductor, and telecom industries — experienced in high reliability applications:

Bert Wank, Founder & CEO: Defined, launched & grew 14 successful power product lines, including the world's first Lithium-Ion safety chip, and drove $100 million in initial sales. Two companies he served were acquired for over $10 billion, total. Co-Inventor of infiniRel's technology.

Andreas Schneider, CMO: Served as Director for Global Services at an inverter manufacturer that was acquired by Siemens; reduced service costs by 50% while expanding operations from 20 to over 70 countries.

Invest
- 506(c) offering for accredited investors
- *and* anyone can invest on Wefunder

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